EXHIBIT 23 (N)



THE FOLLOWING FINANCIAL DATA SCHEDULE OF THE FUND IS PROVIDED PURSUANT TO SEC RULE 483.

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FINANCIAL DATA SCHEDULE*<F1>

          PER SHARE INCOME AND CAPITAL CHANGES FOR A SHARE OUTSTANDING FOR EACH
OF THE LAST FIVE YEARS WERE:
                                           1999      1998      1997      1996      1995

NET ASSET VALUE, BEGINNING OF PERIOD     $34.26    $29.02    $24.56    $21.54    $17.10

INCOME FROM INVESTMENT OPERATIONS
  NET INVESTMENT INCOME                  $  .30    $  .44    $  .51    $  .55    $  .58
  NET GAINS OR (LOSSES) ON SECURITIES
   (BOTH REALIZED AND UNREALIZED)         12.89      7.36      4.77      3.28      4.63
     TOTAL FROM INVESTMENT OPERATIONS    $13.19    $ 7.80    $ 5.28    $ 3.83    $ 5.21

LESS DISTRIBUTIONS
  DIVIDENDS FROM NET INVESTMENT INCOME   $ (.30)   $ (.44)   $ (.51)   $ (.55)   $ (.58)
  DISTRIBUTIONS FROM CAPITAL GAINS         (.91)    (2.12)     (.31)     (.26)     (.19)
    TOTAL DISTRIBUTIONS                  $(1.21)   $(2.56)   $ (.82)   $ (.81)   $ (.77)

NET ASSET VALUE, END OF PERIOD          $46.24    $34.26    $29.02    $24.56    $21.54

RATIO OF EXPENSES TO AVERAGE NET
ASSETS**<F2>                               .73%        .77%      .81%      .87%      .89%



<F1>*  PER SHARE INCOME AND CAPITAL CHANGE DATA IS COMPUTED USING THE WEIGHTED
       AVERAGE NUMBER OF SHARES OUTSTANDING METHOD.

<F2>** AVERAGE NET ASSET DATA IS COMPUTED USING MONTHLY NET ASSET VALUE FIGURES.

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